Exhibit 99.16
Notice to ASX/LSE
Rio Tinto

Update on Iron Ore Guidance

19 June 2019

Rio Tinto Iron Ore is currently experiencing mine operational challenges, particularly in the Greater Brockman hub in the Pilbara. This is resulting in a higher proportion of certain lower grade products, partly to protect the quality of our flagship Pilbara Blend.

Around 1.5 million tonnes of these products were sold in the first quarter, as noted in the 2019 Quarterly Operations Review, 16 April 2019. Additional sales of these products will be made during 2019.

In light of these challenges, there has also been a review of mine plans, resulting in guidance of Pilbara shipments (100% basis) for 2019 being revised to between 320 million tonnes and 330 million tonnes (previously between 333 million tonnes and 343 million tonnes). Given the change in volume guidance, unit costs will be updated in the Q2 Quarterly Operations Review (16 July 2019).

This announcement contains inside information.

LEI: 213800YOEO5OQ72G2R82
Classification: 2.2. Inside information disclosed under article 17 of the Market Abuse Regulation

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